July 29, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Michael Purcell, Attorney Adviser

Karina Dorin, Staff Attorney

Re:	Hawaiian Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed on February 10, 2022

File No. 001-31443

Dear Mr. Purcell and Ms. Dorin:

Hawaiian Holdings, Inc. (“we” or “our” ) acknowledges receipt from the staff (the “Staff”) of the Securities and Exchange Commission of the comments contained in the letter dated July 13, 2022 (the “Comment Letter”) relating to the above referenced filing. As was communicated to Mr. Purcell on July 27, 2022, we respectfully request an extension to provide a response to the Comment Letter. We expect to provide a response to the Comment Letter no later than August 19, 2022. This additional time will allow us to conduct the necessary internal review to provide responsive answers.

Thank you for your consideration of our request for an extension. We request that the Staff contact the undersigned at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223, with any questions or comments regarding our request.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Aaron J. Alter
Aaron J. Alter
Chief Legal Officer

cc:	Peter R. Ingram, President and Chief Executive Officer

Shannon Okinaka, Chief Financial Officer

Joanne Lee, Deputy General Counsel

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.